UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number: 333-43447

Ingram Micro 401(k) Investment Savings Plan

(Full title of the plan and the address of the plan if different from that of the issuer named below)

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

	By:	/s/ Matthew Sauer

	Name:	Matthew Sauer
Member of the Ingram Micro Benefits Administrative Committee

June 28, 2004

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Financial Statements
and
Supplementary Information
Years Ended December 31, 2003 and 2002
(With Independent Auditor’s Report Thereon)

		Page
		Number

Independent Auditor’s Report		1

Statements of Net Assets Available for Plan Benefits - December 31, 2003 and 2002		2

Statements of Changes in Net Assets Available for Plan Benefits — Years Ended December 31, 2003 and 2002		3

Notes to Financial Statements — December 31, 2003 and 2002		4 - 8

Supplementary Information:

Schedule 1:	Schedule of Assets Held for Investment Purposes at End of Year — December 31, 2003	9
EXHIBIT 23.01

INDEPENDENT AUDITOR’S REPORT

Participants and Trustees
Ingram Micro 401(k) Investment Savings Plan

We have audited the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the Plan), as of and for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan and the changes in net assets available for plan benefits as of and for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kushner, Smith, Joanou & Gregson, LLP

Kushner, Smith, Joanou & Gregson, LLP

Irvine, California
June 9, 2004

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Investments at fair value (Notes 2, 3, and 4)	$122,021,821	$98,382,768

Plan receivables
Employer contributions	787	—
Participant contributions	2,570	—

Total receivables	3,357	—

Net assets available for plan benefits	$122,025,178	$98,382,768

See accompanying notes to financial statements

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statements of Changes in
Net Assets Available for Plan Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Contributions:
Employer contributions	$3,978,487	$4,636,355
Participant contributions	9,813,418	11,781,612
Participant rollovers	307,782	220,275

Total contributions	14,099,687	16,638,242

Investment income (loss):
Participant loan interest	235,469	330,450
Dividends	—	6,081
Net appreciation (depreciation) of stock investments	2,378,524	(3,893,108)
Net investment income (loss) from common/collective trusts	4,046,480	(2,236,881)
Net investment income (loss) from registered investment companies	15,987,118	(15,345,234)

Total investment income (loss)	22,647,591	(21,138,692)

Total additions	36,747,278	(4,500,450)

Deductions from net assets attributed to:
Benefits paid to participants	13,081,511	11,749,923
Administrative expenses	23,357	25,593

Total deductions	13,104,868	11,775,516

Net increase (decrease)	23,642,410	(16,275,966)
Net assets available for plan benefits — beginning of year	98,382,768	114,658,734

Net assets available for plan benefits — end of year	$122,025,178	$98,382,768

See accompanying notes to financial statements

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Ingram Micro 401(k) Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all of the United States employees of Ingram Micro Inc., (the Company) who have completed three months of eligibility service. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated Trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company’s Board of Directors. The assets of the Plan are held and invested by Putnam Fiduciary Trust Company (Putnam), acting as trustee, custodian and recordkeeper.

Contributions - Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer pre-tax and after-tax compensation up to the lesser of 15 percent of their eligible compensation or a fixed amount determined annually by the Internal Revenue Service. The Company matches from 50 percent to 100 percent of participant contributions up to the first 5% of eligible compensation depending upon the years of service. The Benefits Administrative Committee may change the Company’s matching contribution in future years. For the years ended December 31, 2003 and 2002, the Company made matching contributions of $3,978,487 and $4,636,355, respectively.

Participant Accounts - Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution and (b) Plan net earnings which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of Plan earnings and administrative expenses, when applicable, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance. Benefit payments allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid amounted to $95,378 at December 31, 2003, and $242,648 at December 31, 2002.

(Note 1 continued on the following page)

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Participant Loans - Participants may borrow 50 percent of their vested account balance up to $50,000 at prime plus 1 percent with payment of principal and interest made through payroll deductions. A general loan will have a term of five years or less, and up to 15 years will be allowed for a home loan. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value, which are estimated to approximate fair value.

Eligibility - Employees other than those that are employed under a collective bargaining agreement, leased, expatriate employees covered by a nonqualified plan provided such expatriate employees have no United States income source, or employed on a temporary basis are eligible to enter the Plan following the completion of the third month of employment with the Company.

Vesting - Participants are vested on their contributions plus earnings, immediately. Vesting in the Company’s matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Payment of Benefits - Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account.

Upon termination of service at the normal retirement age of 65, a participant may elect to receive a lump sum payment equal to the vested value of his or her account. Benefits may also be accessed in the event of disability or death.

(Note 1 continued on the following page)

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Payment of Benefits (Continued) - The Plan allows participants to make early withdrawals for certain financial hardships. The Plan also allows in-service withdrawals by participants after they reach age 59-1/2. Participants’ age 59-1/2 taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals but will not be subject to penalty taxes for early withdrawals.

Forfeitures - Forfeitures of unvested Plan assets are used to reduce the Company’s contributions and costs of administering the Plan. Total forfeitures that will be used to reduce future employer contributions at December 31, 2003 are $153,997. Employer contributions were reduced by forfeited nonvested accounts totaling $140,970 and $216,322 for the years ended December 31, 2003 and 2002, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting. Administrative and other expenses are recorded as incurred. Benefits are reported when paid.

Basis of Presentation - The financial statements have been prepared in compliance with the Department of Labor Rules and Regulations for reporting and disclosure under ERISA.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Valuation of Investments - Investments are included in the accompanying financial statements at fair value as determined by quoted market prices. Interest is recorded on the accrual basis and is included in the investment’s value. Purchases and sales of securities are recorded on a trade date basis. Dividends are on the ex-dividend date.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2003 and 2002

NOTE 3 — INVESTMENTS

Participant directed accounts greater than 5 percent of the Plan net assets as of December 31, 2003 and 2002, are summarized as follows:

		2003	2002
Putnam Fiduciary Trust Co.	Fidelity Spartan International Index Fund, 349,602 and none units, respectively	$9,530,145	$—
Putnam Fiduciary Trust Co.	The Putnam Fund for Growth and Income, 1,455,799 and 1,500,070 units, respectively	25,767,649	21,210,987
Putnam Fiduciary Trust Co.	Putnam New Opportunities Fund 541,486 and 548,199 units, respectively	20,424,870	15,585,287
Putnam Fiduciary Trust Co.	Putnam International Growth Fund none and 467,016 units, respectively	—	7,663,739
Putnam Fiduciary Trust Co.	Putnam S&P 500 Index Fund 548, 016 and 510,068 units, respectively	15,223,872	11,037,865
Putnam Fiduciary Trust Co.	Putnam Stable Value Fund 16,373,274 and 18,296,398 units, respectively	16,373,274	18,296,398
Putnam Fiduciary Trust Co.	Ingram Micro Stock Fund 661,667 and 731,382 units, respectively	10,520,499	9,032,573

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value by $22,412,122 and ($21,469,142), respectively.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2003 and 2002

NOTE 4 — EMPLOYER STOCK

Participants may not invest more than 50 percent of their contributions into the Ingram Micro Stock Fund and are not permitted to transfer funds from the Plan’s other investment options into the Ingram Micro Stock Fund. Participants may, however, transfer funds out of the Ingram Micro Stock Fund into any of the Plan’s other funds. At December 31, 2003 and 2002, investments in Ingram Micro stock comprised approximately 9 percent of total net assets available for benefits.

NOTE 5 — PARTY-IN-INTEREST

Certain Plan investments are managed by Putnam. Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $23,357 and $25,593 for the years ended December 31, 2003 and 2002, respectively.

NOTE 6 — PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each participant receives 100 percent of his or her account balance as of the date of the termination.

NOTE 7 — TAX STATUS

The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the Internal Revenue Service by a letter dated November 12, 1998. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Schedule 1

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

December 31, 2003

Schedule of Assets Held for Investment Purposes at End of Year
EIN #62-1644402
PN #002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,
	lessor, or similar party	rate of interest, collateral, par or maturity value	Cost^	Current Value
	Putnam Fiduciary Trust Company	Brazos Small Cap Growth, 104,049 units	—	$1,775,074
	Putnam Fiduciary Trust Company	Artisan Small Cap Value, 157,763 units	—	2,536,829
	Putnam Fiduciary Trust Company	Artisan Mid Cap Fund, 117,119 units	—	3,019,343
	Putnam Fiduciary Trust Company	Growth Fund of America, 116,681 units	—	2,863,354
	Putnam Fiduciary Trust Company	Pimco Total Return Fund, 419,876 units	—	4,496,871
*	Putnam Fiduciary Trust Company	The Putnam Fund for Growth and Income, 1,455,799 units	—	25,767,649
	Putnam Fiduciary Trust Company	Fidelity Spartan International Index, 349,602 units	—	9,530,145
*	Putnam Fiduciary Trust Company	Putnam New Opportunities Fund, 541,486 units	—	20,424,870
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation - Growth Portfolio, 165,557 units	—	1,663,845
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation - Balanced Portfolio, 333,724 units	—	3,293,859
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation - Conservative Portfolio, 88,863 units	—	785,546
*	Putnam Fiduciary Trust Company	Putnam International Equity Fund, 1 unit	—	3
*	Putnam Fiduciary Trust Company	Putnam S&P500 Index Fund, 548,016 units	—	15,223,872
*	Putnam Fiduciary Trust Company	Putnam Stable Value Fund, 16,373,274 units	—	16,373,274
*	Putnam Fiduciary Trust Company	Ingram Micro Stock, 661,667 units	—	10,520,499
	Putnam Fiduciary Trust Company	Pending Account	—	14,717
	Participant loans	5.25% to 10.5%	—	3,732,071

				$122,021,821

* These investments represent parties-in-interest to the Plan

^ This information was not available from the records of the custodian

EXHIBIT INDEX

Exhibit
No.	Description
23.01	Consent of Independent Accountants